SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                             FIRST SOUTHERN BANCORP
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                                (Name of Issuer)

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                             First Southern Bancorp
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        Christopher T. Cliett                      Michael R. Anderson
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           F. Thomas David                           Charles A. Deal
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        Charles R. Fennell, Jr.                     William I. Griffis
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             Tracy D. Ham                              James A. High
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          W. Pratt Hill, III                        Michael R. Kennedy
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           R. Whitman Lord                            Laura T. Marsh
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           Jeffrey D. Pope                            Ronnie J. Pope
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        Hudson J. Powell, Sr.                        Lamar O. Reddick
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           Devra P. Walker                        L. Anthony Waters, III
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                      (Names of Person(s) Filing Statement)

                                  COMMON STOCK
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                         (Title of Class of Securities)

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                      (CUSIP Number of Class of Securities)

                                 F. THOMAS DAVID
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             FIRST SOUTHERN BANCORP
                              201 SOUTH MAIN STREET
                           STATESBORO, GEORGIA  30458
                                 (912) 489-7600
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Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:
                            Kathryn L. Knudson, Esq.
                              Powell Goldstein LLP
                     One Atlantic Center - Fourteenth Floor
                          1201 West Peachtree Street NW
                             Atlanta, Georgia  30309
                                 (404) 572-6600

     This statement is filed in connection with (check the appropriate box):
     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [_] The filing of a registration statement under the Securities Act of 1933.
     c.   [_]  A tender offer.
     d.   [_]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            Calculation of Filing Fee
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Transaction valuation*                     Amount of filing fee
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                   $1,017,467                               $204.00
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*    For purposes of calculating the fee only. This amount assumes 120,696 shares of common stock of the subject company will be exchanged for 120,696 shares of Series A Stock of the subject company. Pursuant to Rule 0-11(a)(4), the transaction value is based on the book value of the subject company common stock as of May 31, 2005, which was $8.43 per share. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $204.00           Filing Party: First Southern Bancorp

Form or Registration No.: Schedule 13E-3    Date Filed:   June 22, 2005

                  TRANSACTION STATEMENT UNDER SECTION 13(e) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


     This Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13e-3 (the "Schedule 13e-3") for First Southern Bancorp ("First Southern") is being filed solely to report the results of the Rule 13e-3 transaction subject to the Schedule 13e-3.

     The Articles of Amendment to First Southern's Articles of Incorporation providing for the reclassification of shares (the "Reclassification") of First Southern's common stock held by shareholders who are the record holders of 500 or fewer shares of common stock into shares of First Southern's Series A stock were approved by First Southern's shareholders on December 28, 2005 and became effective on January 6, 2006 upon the filing of the Articles of Amendment with the Georgia Secretary of State. As a result of the Reclassification, 117,697 shares of First Southern common stock held by approximately 473 shareholders of record were reclassified to First Southern Series A stock, on the basis of one share of Series A stock for each share of common stock. After the Reclassification, the number of outstanding shares of First Southern common stock was 802,850 and the number of common shareholders of record was approximately 185. Additionally, after the Reclassification, the number of outstanding shares of First Southern Series A stock was 117,697 and the number of Series A shareholders of record was approximately 473. No First Southern shareholder exercised statutory dissenters' rights with respect to the Reclassification.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 19, 2006
                                       FIRST SOUTHERN BANCORP

                                       By: /s/ F. Thomas David
                                           -------------------------------------
                                           F. Thomas David
                                           President and Chief Executive Officer

                                       OTHER FILING PERSONS:

                                       /s/ Michael R. Anderson
                                       -----------------------------------------

                                       /s/ Christopher T. Cliett
                                       -----------------------------------------

                                       /s/ Charles A. Deal
                                       -----------------------------------------

                                       /s/ Charles "Bo" R. Fennell, Jr.
                                       -----------------------------------------

                                       /s/ William I. Griffis
                                       -----------------------------------------

                                       /s/ Tracy D. Ham
                                       -----------------------------------------

                                       /s/ James A. High
                                       -----------------------------------------

                                       /s/ W. Pratt Hill, III
                                       -----------------------------------------

                                       /s/ Michael R. Kennedy
                                       -----------------------------------------

                                       /s/ R. Whitman Lord
                                       -----------------------------------------

                                       /s/ Laura T. Marsh
                                       -----------------------------------------

                                       /s/ Jeffrey D. Pope
                                       -----------------------------------------

                                       /s/ Ronnie J. Pope
                                       -----------------------------------------

                                       /s/ Hudson J. Powell, Sr.
                                       -----------------------------------------

                                       /s/ Lamar O. Reddick
                                       -----------------------------------------

                                       /s/ Devra P. Walker
                                       -----------------------------------------

                                       /s/ L. Anthony Waters, III
                                       -----------------------------------------